Sam Kazemian

31579 Lindero Cyn. Rd. #8
Westlake Village, CA 91361
805-231-8418 Cell Phone
sam@everipedia.com (primary)
samkazemian@ucla.edu

Education

- 2011-2015 UCLA, Los Angeles CA
- 2007-2012 Westlake High School,Westlake Village CA

University Information and Activities

- B.S. Neuroscience - Class of 2015; B.A. Philosophy - Class of 2015
- Sigma Eta Pi Professional Entreprenuership Fraternity, 2012-2015
- Bruin Entrepreneurs, 2014-2015
- UCLA Neuroscience Undergraduate Society, 2012-2015
- UCLA Powerlifting Team, 2012-2015

Experience

- Coding skills: Proficient in: Python (including Django), JavaScript (including Node.js), MATLAB (for largescale data processing). Competent in: C, C++, SQL, and Objective C.
- Everipedia – Co-Founder, Full-Stack Backend Developer
- W.M. Keck Center for Neurophysics at UCLA, Undergraduate Researcher, Electrophysiologist, and Data Analyst

  Responsible for building implantation drives, conducting in vivo electrical recordings of animal specifimens, and using MATLAB signal processing techniques to model neural circuitry and firing patterns/algorithms from electrophysiological data.

  2013-2015
- UCLA Neurotrama Lab Undergraduate Researcher

  Responsible for conducting many standardized research techniques (ie Morris Water Maze, Perfusions etc), animal handling procedures (ie rat tail bleeds), and data entry and analysis methods.

  2012-2014
- UCLA Neurosurgery Department Laboratory Technician:

  Preparation and maintainence of lab machines, solutions, drugs, supplies, computer systems, and animals.

  2012-2015